One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

April 23, 2020

Alberto Zapata

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Ohio National Fund, Inc. - File Nos. 2-67464, 811-3015

Dear Mr. Zapata:

On February 7, 2020, Ohio National Fund, Inc. (the “Registrant” or “Fund”), on behalf of its series, filed Post-Effective Amendment No. 92 (the “Amendment”) to the Registrant’s Registration Statement. On March 25, 2020, you provided oral comments to the Amendment to Angela Fontanini of Ohio National Financial Services. Redlined changes may be provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Post-Effective Amendment filed pursuant to Rule 485(b).

Cover Page

Comment 1.    If the Registrant plans to use the electronic delivery option to deliver shareholder reports going forward, please add the disclosures required by Item 1(a)(5) of Form N-1A to the Cover Page.

Response.    The Registrant does not plan to use the electronic delivery option to deliver shareholder reports because the insurance company, as intermediary, will be relying on Rule 30e-3 for delivering shareholder reports.

General

Comment 2.    We refer you to the Barry Miller letter to the ICI. To the extent that any Portfolio’s principal investment strategies include the use of derivatives, be sure to tailor the disclosure to discuss how the Portfolio(s) expects to use those derivatives in those strategies rather than provide a generic discussion of derivatives.

Response.    The Registrant believes that its derivatives-related disclosures are consistent with the guidance provided by the Barry Miller letter.

Ohio National Life Insurance Company

Comment 3.     Explain what the Adviser will be doing in terms of managing the Portfolios, given that the sub-advisers will be managing the Portfolios and the volatility strategy. Please advise if the Adviser’s role will be administrative or relate to running some other strategy.

Response.     The Adviser will provide an oversight and administrative role, including providing ongoing due diligence oversight of the sub-advisers to monitor their performance and portfolio management. Additionally, the Adviser will provide daily oversight of the derivative instruments in terms of valuation, usage in relation to the size of the Portfolio and amount of leverage applied. Finally, the Adviser provides the facilities and equipment utilized by Portfolios; supplies business management services to the Fund, including monitoring expenses accruals and preparing the Portfolios’ financial statements; prepares and files Fund registration statements, proxies, shareholder reports and other regulatory filings; provides financial oversight; and ensures that proxies related to each Portfolio’s holdings are voted in compliance with policies approved by the Board.

ON iShares Managed Risk Balanced Portfolio

Comment 4.     The second paragraph of the “Principal Investment Strategies” section on Page 3 states that the Portfolio may invest in certain derivative instruments. Please add disclosure regarding the purpose of these derivative instruments and if the purpose is purely for volatility and risk management, please disclose as such.

Response.     The Registrant has revised the second paragraph of the “Principal Investment Strategies” section as follows:

“The Portfolio may also invest in certain derivative instruments, including equity futures, fixed income futures and currency futures, and may hold cash and cash equivalents to change the asset allocation exposure in the Portfolio.”

Comment 5.     The third paragraph of the “Principal Investment Strategies” section on Page 3 states that the Portfolio invests at least 25% of its assets in equity investments and at least 25% of its assets in fixed income investments, but later states in the same paragraph that BlackRock expects to allocate approximately 50% of the Portfolio’s assets to fixed income investments and to allocate approximately 50% of the Portfolio’s assets to equity investments. It appears that two different sets of percentages are given for the same investments. Please clarify to differentiate between these different sets of percentages.

Response.    The difference between these sets of percentages is that the first set discusses the minimum investments in equity investments and fixed income investments and the second set discusses the expected allocations of the Portfolio’s assets to these investments. The Registrant has revised the language in the “Principal Investment Strategies” section in the third paragraph as follows:

“Under normal market conditions, through investments in the underlying funds and derivatives, the Portfolio invests a minimum of 25% of its assets in equity investments and a minimum of 25% of its assets in fixed income investments, and the Portfolio may deviate from these levels in periods of heightened volatility. To achieve the income aspect of the Portfolio’s investment objective, BlackRock expects to allocate approximately 50% of the Portfolio’s assets to fixed income investments. To achieve the capital appreciation aspect of the Portfolio’s investment objective, BlackRock expects to allocate approximately 50% of the Portfolio’s assets to equity investments. BlackRock may actively adjust this asset allocation mix in response to prevailing market conditions and in periods of heightened volatility, as described below.”

Comment 6.    In the second to last paragraph of the “Principal Investment Strategies” section on Page 4, there is a reference to “below investment grade” bonds. Please disclose here and elsewhere in the filing that these are also commonly called junk bonds.

Response.     The Registrant has made the requested disclosure here and elsewhere in the filing.

Comment 7.    In the last paragraph of the “Principal Investment Strategies” section on Page 4, consider adding a heading or other identifier to differentiate, as applicable, the information that relates to the volatility management part of the strategy.

Response.    The Registrant does not believe that a heading or other identifier is necessary, but has revised the last paragraph of this section as follows:

“During periods of high volatility, BlackRock will apply a systematic framework by adjusting the Portfolio’s exposures to attempt to reduce the likelihood of exceeding the maximum expected portfolio volatility. The ON iShares Managed Risk Balanced Portfolio has a volatility cap of 11%. During periods of increasing expected volatility, the Portfolio may seek to reduce its market exposure by selling shares of underlying funds and/or reducing exposure through equity and/or fixed income futures and other derivatives. During periods of lower expected volatility, the Portfolio may increase its market exposure by purchasing ETFs and/or increasing exposure through equity and/or fixed income futures and other derivatives.”

Comment 8.    We note that significant market events resulting from the coronavirus have occurred since the Registration Statement was filed. Please consider whether the Portfolio’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets and volatility. If the Fund believes that no additional disclosures are warranted, please explain supplementally. This comment applies to all five Portfolios.

Response.    The Registrant has made the following revisions:

1)	The Registrant has added the following sentence to each Market Risk:

“A significant national or international event, natural disaster or widespread health crisis, such as a global pandemic, could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions and affect fund performance.”

2)	The Registrant has revised our standard Liquidity Risk as follows:

“Liquidity Risk — The Portfolio may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all, particularly during times of market turmoil. Markets may become illiquid when, for instance, there are few, if any, interested buyers or sellers or when dealers are unwilling or unable to make a market for certain securities. The Portfolio may not be able to sell a restricted or illiquid security at a favorable time or price, thereby decreasing the Portfolio’s overall liquidity. Further, the lack of an established secondary market may make it more difficult to value illiquid securities. If the Portfolio is forced to sell an illiquid security to meet redemption requests or for other cash needs, the Portfolio may be forced to sell at a loss.”

3)	The Registrant has added the following enhanced Market Risk disclosure to the “Principal Investment Strategies and Related Risks” section of the Prospectus:

“Market Risk

A security’s price may change in response to changes in conditions in securities markets in general. Markets tend to move in cycles with periods of rising prices and periods of falling prices. They can decline for many reasons, including adverse political or economic developments domestically or abroad, changes in investor psychology, or heavy institutional selling. In the case of debt securities, changes in the overall level of interest rates affect the security’s price. Different types of stocks sometimes shift into and out of favor with investors. For example, at times the market may not favor growth-oriented stocks. Instead, it might favor value stocks or not favor stocks at all. If the Portfolio focuses on a particular investment style, its performance will sometimes be better or worse than the performance of funds focusing on other types of investments.

A widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions, and affect fund performance. For example, the novel coronavirus disease (COVID-19) has resulted in significant disruptions to global business activity. A pandemic can result in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. Infectious illness outbreaks can adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by infectious illness outbreaks may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of infectious illness outbreaks cannot be determined with certainty.”

Comment 9.    We note that Interest Rate Risk is listed as a principal risk. Please review this disclosure to determine if it needs to be updated with regard to recent changes in interest rates.

Response.    The Registrant has revised the Interest Rate Risk as follows:

“Interest Rate Risk — Prices of fixed-income securities rise and fall in response to changes in the interest rates paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. Interest rate changes have a greater effect on the price of fixed-income securities with longer maturities. A wide variety of market factors can affect interest rates. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. The Portfolio (directly and indirectly through underlying funds) may be subject to heightened interest rate risk due to certain changes in monetary policy. Rising interest rates may expose fixed-income markets to increased volatility and may reduce the liquidity of certain investments. These developments also could cause more fluctuation in the net asset value of the Portfolio and underlying funds or make it more difficult for the Portfolio or underlying funds to accurately value their securities. These developments or others could also cause the Portfolio and the underlying funds to face increased shareholder redemptions, which could force them to liquidate investments at disadvantageous times or prices, therefore adversely affecting the Portfolio and the underlying funds, as well as the value of your investment.”

Comment 10.    We note that Market Risk is listed as a principal risk. Please consider enhancing the Market Risk disclosure in light of current market conditions.

Response.    Please refer to our response to Comment 8.

Comment 11.    We note that the principal risks appear to be in alphabetical order. Please re-order the risks to prioritize the risks that are most likely to adversely affect the Portfolio’s net asset value, yield and total return. This comment applies to all five Portfolios. We refer you to ADI 2019-08 – Improving Principal Risks Disclosure.

Response.    The Registrant has considered the staff’s comment. The Registrant notes that Form N-1A does not include a directive or methodology for ordering principal risks. The Registrant respectfully submits that prioritizing principal risks could involve subjective determinations and could lead to misconceptions regarding the principal risks (either for a particular Portfolio, or relative to other Portfolios). Further, the results of any ranking may change from time to time. The Registrant has not reordered the principal risks at this time, but may consider doing so in the future.

ON iShares Managed Risk Moderate Growth Portfolio

Comment 12.    We make the same comment as Comment 6 above. In the second to last paragraph of the “Principal Investment Strategies” section, there is a reference to “below investment grade” bonds. Please disclose here and elsewhere in the filing that these are also commonly called junk bonds.

Response.    The Registrant has made the requested disclosure here and elsewhere in the filing.

ON Janus Henderson U.S. Low Volatility Portfolio

Comment 13.    With regard to the “Principal Investment Strategies” section on Page 15, please disclose the range of securities that the Portfolio expects to hold and indicate if the Portfolio is diversified or non-diversified.

Response.     There is no specific range of securities that the Portfolio expects to hold. The Registrant has revised the first paragraph of the “Principal Investment Strategies” section as follows:

“The Portfolio invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes, if any) in U.S. common stocks of companies included in the S&P 500® Index, utilizing Intech Investment Management LLC’s (“Intech”) mathematical investment process. The Portfolio only invests in common stocks of companies that compose the S&P 500® Index. A small allocation to cash is maintained for liquidity purposes only. The S&P 500® Index is an unmanaged index of 500 stocks that is generally representative of the performance of larger companies in the United States. Over time, and under normal market conditions, the Portfolio seeks to achieve returns similar to the S&P 500® Index (the Portfolio’s benchmark index) over the long-term, with lower absolute volatility than the S&P 500® Index. In this context, absolute volatility refers to the variation in the returns of the Portfolio and the benchmark index. The Portfolio is a diversified fund.”

Comment 14.    In the first paragraph of the “Principal Investment Strategies” section, there is a reference to “market-like returns.” This language is too vague. Please replace this reference with a more precise explanation of how the Portfolio expects to execute its strategy.

Response.    The Registrant has replaced this and other references in this section to “market-like returns” with “returns similar to the S&P 500® Index.”

Comment 15.    In the third paragraph of the “Principal Investment Strategies” section, please provide additional detail to explain the optimization process, for instance, the metrics and investment techniques that will be utilized to make these target weightings.

Response.     The Registrant has revised this paragraph of the “Principal Investment Strategies” section as follows:

“In applying this strategy, Intech establishes target proportions of its holdings from stocks within the S&P 500® Index using an optimization process designed to determine the most effective weightings of each stock in the Portfolio. The optimization uses proprietary estimates of volatility and correlation. Within certain risk controls, the optimization’s objective is to minimize the absolute risk of the Portfolio while generating returns similar to the S&P 500® Index over the long-term. Once Intech determines such proportions and the Portfolio’s investments are selected, the Portfolio is periodically rebalanced to the set target proportions and re-optimized. The optimization and rebalancing follow a regular schedule reflecting the right balance between capturing a trading profit through rebalancing and controlling trading costs. The rebalancing techniques used by Intech may result in a higher relative portfolio turnover rate compared to a “buy and hold” strategy.”

Comment 16.     In the third paragraph of the “Principal Investment Strategies” section on Page 15, it states that the Portfolio is periodically rebalanced to the set target proportions and re-optimized. Please disclose how often Intech expects to rebalance targets. If there is not a specific length of time that is expected, provide a qualitative explanation as to how rebalancing targets are analyzed.

Response.     The Registrant has revised this paragraph of the “Principal Investment Strategies” section as follows:

“In applying this strategy, Intech establishes target proportions of its holdings from stocks within the S&P 500® Index using an optimization process designed to determine the most effective weightings of each stock in the Portfolio. The optimization uses proprietary estimates of volatility and correlation. Within certain risk controls, the optimization’s objective is to minimize the absolute risk of the Portfolio while generating returns similar to the S&P 500® Index over the long-term. Once Intech determines such proportions and the Portfolio’s investments are selected, the Portfolio is periodically rebalanced to the set target proportions and re-optimized. The optimization and rebalancing follow a regular schedule reflecting the right balance between capturing a trading profit through rebalancing and controlling trading costs. The rebalancing techniques used by Intech may result in a higher relative portfolio turnover rate compared to a “buy and hold” strategy.”

Comment 17.     Please discuss how the Portfolio will be investing the remaining 20% of its net assets that are not discussed in the “Principal Investment Strategies” section.

Response.     The Registrant has revised the first paragraph of the “Principal Investment Strategies” section as follows:

“The Portfolio invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes, if any) in U.S. common stocks of companies included in the S&P 500® Index, utilizing Intech Investment Management LLC’s (“Intech”) mathematical investment process. The Portfolio only invests in common stocks of companies that compose the S&P 500® Index. A small allocation to cash is maintained for liquidity purposes only. The S&P 500® Index is an unmanaged index of 500 stocks that is generally representative of the performance of larger companies in the United States. Over time, and under normal market conditions, the Portfolio seeks to achieve returns similar to the S&P 500® Index (the Portfolio’s benchmark index) over the long-term, with lower absolute volatility than the S&P 500® Index. In this context, absolute volatility refers to the variation in the returns of the Portfolio and the benchmark index. Intech expects to invest in securities within the S&P 500® Index. The Portfolio is a diversified fund.”

Comment 18.    Please consider adding Equity Stock and S&P 500 as principal risks.

Response.    The Registrant believes that its current disclosures are appropriate and in accordance with the requirements under Form N-1A. Accordingly, the Registrant respectfully declines to add Equity Stock and S&P 500 as principal risks.

Comment 19.    With regard to the Sector Risk disclosure as a principal risk, we note that sector style investing is not currently discussed in the “Principal Investment Strategies” section. If sector style investing is a principal strategy, please provide a discussion in the “Principal Investment Strategies” section regarding how the Portfolio may concentrate in certain industry sectors.

Response.    The Registrant has added the following paragraph to the “Principal Investment Strategies” section:

“Due to the defensive nature of the Portfolio and given the objective of minimizing the Portfolio’s absolute risk, the Portfolio tends to overweight some sectors which are considered to be defensive. As a result, the Portfolio will tend to underperform in a market environment in which defensive sectors underperform.”

ON Federated Core Plus Bond Portfolio

Comment 20.    With regard to the second paragraph of the “Principal Investment Strategies” section on Page 17, considering the current economic condition, please disclose supplementally if the Portfolio still anticipates holding BBB bonds and below and if so, if there will be any limits.

Response.    The Portfolio still anticipates holding BBB bonds and below. As disclosed in the “Principal Investment Strategies” section, there is a 25% limit on noninvestment-grade debt securities (junk bonds).

Comment 21.    We note the discussion of Underlying Fund Risk on Page 19. Please clarify in the “Principal Investment Strategies” section the underlying funds in which the Portfolio will invest.

Response.    The Registrant believes that its current disclosure under the “Principal Investment Strategies” section is sufficient and in accordance with the requirements under Form N-1A, regarding the ability of the Portfolio to invest in securities directly or in other investment companies, including, for example, funds advised by Federated Investment or its affiliates in order to implement its investment strategy. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this Comment.

Investment Objectives

Comment 22.    On Page 20, there appears to be a missing heading before the “Investment Objectives” section. Please add a separator and heading here. Refer to Item 9 in Form N-1A.

Response.    The Registrant changed the Investment Objectives heading to all capital letters to separate that section from the previous sections.

Principal Investment Strategies and Related Risks

Comment 23.    In the “Primary Investments” section, it states, “The following investment policies are non-fundamental and can be changed by the Board of Directors without shareholder approval.” However, it is unclear what investment policies are being referenced here. The subsequent chart lists principal and non-principal strategies and risks, not investment policies. Please clarify.

Response.    The referenced sentence is included in the “Primary Investments” section and is intended to apply to that section only and not to the chart provided under the “Principal and Non-Principal Investment Strategies and Related Risks” section. However, because the “Primary Investments” section discusses the investment policy of only one portfolio, it has been revised accordingly.

Purchase and Redemption of Fund Shares

Comment 24.    The second to last paragraph of this section discusses suspending the right of redemption. This disclosure is not adequate for purposes of Item 11(c)(8) of Form N-1A, which requires a discussion of the method that the Fund typically expects to use to meet redemption requests. Additionally, please discuss what methods the Fund will use during times of market stress other than simply suspending redemptions.

Response.    The Registrant believes that its current disclosure in this section is responsive to Item 11(c)(8) of Form N-1A and references the following disclosure that precedes the discussion about the right to suspend redemptions:

“Under normal circumstances, the Portfolios expect to make payment within one business day following a redemption request. Under normal circumstances, the Portfolios expect to meet redemption requests by using cash or cash equivalents in its portfolio or selling portfolio assets to generate cash.”

However, the Registrant has revised the disclosure to discuss the methods the Fund will use during times of market stress, as follows:

“Under normal and stressed circumstances, the Portfolios expect to make payment within one business day following a redemption request. Under normal and stressed circumstances, the Portfolios expect to meet redemption requests by using cash or cash equivalents in its portfolio or selling portfolio assets to generate cash.”

*         *        *        *        *

If you have any questions or additional comments, please call Angela Fontanini at (513) 794-6988.

Very truly yours,

/s/ Angela M. Fontanini
Angela M. Fontanini, Esq.
Associate Counsel